Exhibit 12.01
eBay Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions, except ratio data)

	Nine Months Ended September 30,
	2015		2016
Income from Continuing Operations Before Income Taxes, Noncontrolling Interest and Income/Loss of Equity Method Investees	$1,754		$1,666
Add: Fixed Charges (1)	128		183
Earnings (2)	$1,882		$1,849
Fixed Charges (1)	$128		$183
Ratio of Earnings to Fixed Charges	14.7	x	10.1	x

(1)
Fixed Charges consist of interest expense and our estimate of an appropriate portion of rentals representative of the interest factor. The estimate of interest within rental expense is estimated to be one-third of rental expense.

(2)	Earnings consist of income before income taxes, noncontrolling interest and equity in gains or losses of equity method investees plus Fixed Charges.